

September 21, 2011

Via Email
Shelly Schaffer
Chief Financial Officer
Support.com, Inc.
1900 Seaport Boulevard, 3rd Floor
Redwood City, CA 94063

Re: Support.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 000-30901

Dear Ms. Schaffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.A Risk Factors

"Because a small number of customers and channel partners…," page 12

1.   On page 27, you state that for the year ended December 31, 2010, Customer A
       and Customer B accounted for 43% and 17% of your total revenue, respectively, and that
       for the years ended December 31, 2009 and 2008, Customer A accounted for 82% and
       81% of your total revenue, respectively. Response 2 of your May 15, 2009 letter
       submitted in response to our May 8, 2009 comment letter stated that you would disclose
       the identity of any greater than 10% customer in future SEC filings. Assuming that
       Customer A is Office Depot, your disclosure in this risk factor and elsewhere does not
       identify or discuss Customer B. Please tell us how you considered your prior

representation, and whether the loss of Customer B would have a material adverse effect on you and your subsidiaries taken as a whole. See Item 101(c)(1)(vii) of Regulation S-K. In addition, although it appears that you filed your agreements with Customer A as Exhibits 10.15 through 10.22, please tell us whether you have any agreements with Customer B. If you do, please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file such agreements as exhibits and revise your disclosure to describe the material terms.

"Disruptions in our information technology and service delivery….," page 13

2.   We note your disclosure that you depend on the communication systems of external service providers, that the technology you use to serve customers is hosted at a third-party facility in the United States, and that you use a separate, independent third-party facility in the United States for emergency back-up and failover services. It does not appear that you have filed any agreements with these third party service providers as exhibits. Please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits and revise your disclosure to describe the material terms of the agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2010, 2009, and 2008, page 27

3.   We note that your disclosures related to increases in revenues and expenses throughout the filing do not appear to sufficiently explain the increases. Also, when multiple factors are identified as contributing to a particular increase, you have not quantified the relative significance of each factor. For example, you attribute the 92% increase in service revenues in 2010 primarily to "growth in certain channel partnerships." This explanation does not appear to provide readers with specific insight into the increase in service revenues, such as which channel partnerships experienced growth and how much revenue from channel partnerships grew compared to revenue from direct sales. As another example, when discussing the increase in sales and marketing expenses, you indicate that the 136% increase in 2010 resulted from "higher marketing expense to drive sales of software acquired in 2009 and to a lesser extent from increased sales and marketing personnel staffing and related costs." This explanation should have been more specific in identifying which marketing expenses increased, the increase in sales and marketing headcount and the amount that each of these factors contributed to the overall increase in sales and marketing expenses. Please tell us how you considered Section III.D of SEC Release No. 33-6835 in explaining each factor, and quantifying the relative significance

of each of two or more factors, underlying material changes in reported financial statement line items. Similar concerns apply to disclosures in your Forms 10-Q.

4.   We note that you experienced material increases in revenue in each of the periods discussed in the Form 10-K as well as in subsequent Forms 10-Q. Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or increases in volume or to the introduction of new products or services. Further, to the extent there has been a shift in the mix of services and/or products, please tell us what consideration you gave to disclosing revenue by service and product to highlight any identified trends in revenue mix. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

5.   We note your disclosure on page 23 indicating that service efficiency, which is measured in average handle time for your largest programs, improved in 2010. To the extent that service efficiency, or other metrics such as the number of channel partners, are key performance indicators of your business, please tell us how you considered disclosing these metrics, including changes therein, as part of your discussion of results of operations. Please refer to Section III.B.1 of SEC Release No. 33-8350.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed May 11, 2011)

Compensation Discussion and Analysis

Executive Summary, page 13

6.   You state that you changed your executive compensation program in 2009 to reduce cash compensation for your named executive officers and to place an increased emphasis on long-term equity incentives. You also state that the executive compensation program and philosophy continued without material changes through 2010. We note, however, that you did not make any performance-based equity awards in 2010, and your disclosure on page 17 states that this was in light of equity awards made in 2009, which accompanied the decreases in cash compensation. Please ensure that your executive summary provides a materially complete overview.

Analysis of 2010 Executive Compensation

Base Salary, page 14

7.   You state that base salaries for your named executive officers remained unchanged through 2010 from their levels at the end of 2009. Your summary compensation table, however, indicates that you revised the base salaries for Messrs. Pickus and Rodio and

Ms. Schaffer in 2010. Please explain the reasons for the changes in base salary. See Item 402(b)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Evan Jacobson, Attorney-Advisor, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief